

July 5, 2007

William M. Barrett, Chief Executive Officer
Neenah Foundry Company
2121 Brooks Avenue
P.O. Box 729
Neenah, Wisconsin 54957

      RE: Neenah Foundry Company
              Form 10-K for the Fiscal Year Ended September 30, 2006
              Filed December 15, 2006
              File No. 333-28751-03

Dear Mr. Barrett:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief